Exhibit 12.1

ECOLAB INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$1,239.9	$1,298.3	$1,012.6	$679.6	$747.7	$620.1

Fixed charges, as computed below	256.8	343.5	346.6	125.4	105.9	107.8

Total earnings including fixed charges	$1,496.7	$1,641.8	$1,359.2	$805.0	$853.6	$727.9

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$202.0	$272.8	$285.6	$82.1	$65.6	$67.5
Appropriate portion (1/3) of rentals representative of the interest factor	54.8	70.7	61.0	43.3	40.3	40.3

Total fixed charges	$256.8	$343.5	$346.6	$125.4	$105.9	$107.8

Ratio of earnings to fixed charges	5.83	4.78	3.92	6.42	8.06	6.75